UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2023
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE
On May 3, 2023, trivago N.V. will hold a conference call regarding its unaudited financial results for the first quarter ended March 31, 2023. Copies of the operating and financial review for the first quarter of 2023, a letter to shareholders and the unaudited condensed consolidated interim financial statements as of March 31, 2023 are furnished as Exhibits 99.1, 99.2 and 99.3 hereto.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.
Date: May 2, 2023	By:	/s/ Matthias Tillmann
Matthias Tillmann
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Operating and Financial Review for the First Quarter of 2023.
99.2	Letter to Shareholders.
99.3	Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2023.